EXHIBIT C

Transactions in Shares of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Ashe:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/31/2015	60,015	25.9702
1/4/2016	69,091	25.3870
1/12/2016	331,423	25.5065
1/13/2016	91,683	24.5191
1/25/2016	13,300	22.5565
1/28/2016	15,510	23.2243
1/29/2016	9,032	23.4838
2/1/2016	20,084	23.9135